Exhibit 99.3

Amended and Restated Registration Rights Agreement

by and among

SR Telecom Inc.

and

The Parties Specified on

the Signature Pages Hereof

Dated as of December 15, 2006

SR TELECOM INC.

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

This AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”) dated as of December 15, 2006 is made and entered into among SR Telecom Inc., a Canadian corporation (together with its successors and assigns, the “Company”), and certain holders (collectively, the “Holders”) of the Company’s Common Shares (the “Common Stock”), and/or Convertible Notes (as defined below) specified on the signature pages hereof. Capitalized terms, unless otherwise specifically identified, have the meanings set forth in Section 13.

WHEREAS, on February 1, 2006, certain Holders acquired Common Stock pursuant to those certain Share Purchase Agreements dated as of January 23, 2006 by and between the Company and each of such Holders (the “Purchase Agreements”) and, in connection with each of the Purchase Agreements, the Company granted such Holders certain registration rights with respect to the Common Stock issued pursuant to the Purchase Agreement (the “Purchase Agreement Shares”) pursuant to a Registration Rights Agreement dated as of February 1, 2006 (the “Existing Registration Rights Agreement”); and

WHEREAS, certain Holders as of the date hereof have entered into that certain Eighth Amending Agreement between the Company, as borrower, BNY Trust Company of Canada, as agent, and the lenders party thereto, further amending the Credit Agreement, dated as of May 19, 2005, among the Company, BNY Trust Company of Canada and the lenders party thereto (as the same may from time to time be amended, restated, modified or supplemented, the “Credit Agreement”); and

WHEREAS, pursuant to the Credit Agreement, the lenders thereunder have made a convertible term loan to the Company, which loan is convertible into shares of Common Stock (such underlying shares of Common Stock, the “Credit Agreement Shares” and, together with the Purchase Agreement Shares, the “Shares”);

WHEREAS, in connection with the Credit Agreement, the Company desires to grant the Holders that are lenders under the Credit Agreement certain registration rights with respect to the Credit Agreement Shares; and

WHEREAS, the parties to the Existing Registration Rights Agreement wish to amend and restate such agreement on the terms hereof to include such registration rights with respect to the Credit Agreement Shares;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEMAND REGISTRATION.

(a) Request by Holders. If the Company receives at any time a written request from a Holder that the Company register Registrable Securities held by a Holder (a

“Demand Request”), then the Company shall promptly, but in any event within two (2) Business Days, notify all Holders in writing of the receipt of such Demand Request and:

(i) use reasonable best efforts to cause to be filed or confidentially submitted, as soon as practicable, but in any case within forty-five (45) days of the date of delivery to the Company of the Demand Request, a registration statement covering such Registrable Securities (the “Demand Registration Statement”) which the Company has been so requested to register by the Holder (such Holder, together with its respective Affiliates (other than the Company), a “Requesting Holder”), providing for the registration under the Securities Act of such Registrable Securities to the extent necessary to permit the disposition of such Registrable Securities in accordance with the intended method of distribution specified in such Demand Request;

(ii) use its reasonable best efforts to have such registration statement declared effective by the Commission as soon as practicable thereafter but in any event within ninety (90) days of the date of delivery of the Demand Request; and

(iii) refrain from filing any other registrations with respect to any other securities of the Company until such date which is forty-five (45) days following effectiveness of the registration statement filed in response to the Demand Request other than registrations filed pursuant to or in connection with the Prior Registration Rights Agreement.

(b) Postponements. Following delivery of a Demand Request, the Company may postpone for up to fifteen (15) Business days the filing or effectiveness of a registration statement effected pursuant to this Section 1 if in the good faith judgment of the board of directors of the Company, the filing or effectiveness of the registration statement or applicable securities laws (A) would reasonably be expected to have a material adverse effect on any proposed financing or recapitalization of the Company or pending negotiations relating to a merger, consolidation, acquisition or similar transaction or (B) would require the Company in its sole and reasonable discretion to disclose material non-public information about the Company (“Non-Public Information”) and the disclosure of such Non-Public Information would materially and adversely affect the business and operations of the Company; provided, however, that immediately following such postponement, the Company shall file or request effectiveness of the registration statement effected pursuant to this Section 1.

(c) Effective Registration Statement. A registration requested pursuant to this Section 1 shall not be deemed to have been effected (i) unless a registration statement with respect thereto has become effective (unless a substantial cause of the failure of such registration statement to become effective shall be attributable to the Requesting Holder) and remained effective in compliance with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement until such time (not to exceed 270 days) as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the Requesting Holder set forth in such registration statement; or (ii) if, after it has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason not attributable to the Requesting Holder.

(d) Limitations on Demand Requests. Each Holder shall have the right to make up to two (2) Demand Requests pursuant to this Section 1 to the Company. The Company shall not be required to comply with a Demand Request unless the reasonably anticipated aggregate gross proceeds (before any underwriting discounts and commissions) would equal or exceed US$2,000,000. No Holder may make a Demand Request if it is able to sell its Registrable Securities pursuant to Rule 144(k) under the Securities Act, or any successor provision, without any limitations.

(e) Cancellation of Registration. Each Requesting Holder shall have the right to cancel a proposed registration of Registrable Securities pursuant to this Section 1 when the request for cancellation is based upon material adverse information relating to the Company that is different from the information known by such Requesting Holder at the time of the Demand Request. Such cancellation of a registration shall not be counted as one of the two (2) Demand Requests and notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the expenses of such Requesting Holder incurred in connection with the registration prior to the time of cancellation.

(f) Registration Expenses. The Company will pay all Registration Expenses incurred in connection with each registration effected in accordance with this Section 1.

(g) Suspension. The Company may, by notice given to the applicable Requesting Holder, require such Requesting Holder not to make any sale of Registrable Securities pursuant to a Demand Registration Statement effected pursuant to this Section 1 if, in the reasonable good faith judgment of the board of directors of the Company, (A) securities laws applicable to such sale would require the Company to disclose Non-Public Information and (B) the disclosure of such Non-Public Information would reasonably be expected to have a material adverse effect on the business or operations of the Company or any proposed financing or recapitalization of the Company or pending negotiations relating to a merger, consolidation, acquisition or similar transaction. In the event that sales under the Demand Registration Statement are suspended because of the obligation to disclose Non-Public Information, the Company will notify such Requesting Holder promptly upon such Non-Public Information being included by the Company in a filing with the Commission, being otherwise disclosed to the public (other than through the actions of such Requesting Holder) or ceasing to be material to the Company, and upon such notice being given by the Company, such Requesting Holder shall again be entitled to sell Registrable Securities pursuant to such Demand Registration Statement. Notwithstanding the foregoing, the right of the Company pursuant to this clause (g) to require such Requesting Holder to suspend sales under such registration statement shall not extend for more than forty-five (45) consecutive days and shall not exceed ninety (90) total days in any rolling period of twelve (12) consecutive months during which the Registrable Securities are saleable pursuant to a registration statement; provided, however, that the period of time, if any, used by the Company pursuant to Section 1(b) to delay the filing or effectiveness of the registration statement shall be counted towards this ninety (90) day period.

2. FORM F-3 REGISTRATION.

(a) Request by a Requesting Holder. A Requesting Holder may request at any time that the Company file a registration statement under the Securities Act on Form F-3 (or similar or successor form) covering the sale or other distribution of all or any portion of the Registrable Securities held by such Requesting Holder pursuant to Rule 415 under the Securities Act (a “Form F-3 Demand”) if (i) the reasonably anticipated aggregate gross proceeds (before any underwriting discounts and commissions) would equal or exceed US$1,000,000, (ii) the Company is a registrant qualified to use Form F-3 (or any similar or successor form) to register such Registrable Securities and (iii) the plan of distribution of the Registrable Securities is other than pursuant to an underwritten public offering. If such conditions are met, the Company shall use its reasonable best efforts to register under the Securities Act on Form F-3 (or any similar or successor form) at the earliest practicable date but in any event within thirty (30) days of the Form F-3 Demand, for sale in accordance with the method of disposition specified in the Form F-3 Demand, the number of Registrable Securities specified in such Form F-3 Demand. In connection with a Form F-3 Demand, the Company agrees to include in the prospectus included in any registration statement on Form F-3, such material describing the Company and intended to facilitate the sale of securities being so registered as is reasonably requested for inclusion therein by the Requesting Holder, whether or not the rules applicable to preparation of Form F-3 require the inclusion of such information. No Holder may make a Form F-3 Demand if it is able to sell its Registrable Securities pursuant to Rule 144(k) under the Securities Act, or any successor provision, without any limitations.

(b) Postponements. Following delivery of a Form F-3 Demand by a Requesting Holder, the Company may postpone for up to forty-five (45) days the filing or effectiveness of a Form F-3 registration statement effected pursuant to this Section 2 if in the good faith judgment of the board of directors of the Company, the filing or effectiveness of a Form F-3 registration statement or applicable securities laws (A) would reasonably be expected to have a material adverse effect on any proposed financing or recapitalization of the Company or pending negotiations relating to a merger, consolidation, acquisition or similar transaction or (B) would require the Company to disclose Non-Public Information and the disclosure of such Non-Public Information would materially and adversely affect the business and operations of the Company; provided, however, that such right to delay or defer a Form F-3 Demand shall be exercised by the Company not more than twice in any twelve (12) month period and during such time the Company may not file a registration statement for securities to be issued and solely for its own account or for that of any other holders. Upon the expiration of such forty-five (45) day period, or earlier upon such Non-Public Information being included by the Company in a filing with the Commission, being otherwise disclosed to the public (other than through the actions of a holder of Registrable Securities) or ceasing to be material to the Company, the Company will as soon as possible file or have declared effective such registration statement of Form F-3. Form F-3 Demands will not be deemed to be Demand Requests as described in Section 1 hereof and a Requesting Holder shall have the right to request an unlimited number of Form F-3 Demands. Notwithstanding the foregoing, the Company shall not be obligated to file more than one (1) registration statement on Form F-3 pursuant to this Section 2 in any given six (6) month period.

(c) Registration Expenses. The Company will pay all Registration Expenses incurred in connection with each registration effected in accordance with this Section 2.

3. PIGGYBACK REGISTRATIONS.

(a) Right to Piggyback. If the Company proposes to file any registration statement (other than a registration statement filed pursuant to any of the Prior Registration Rights Agreement) under the Securities Act for the purposes of a public offering of its securities (whether or not for sale for its own account and including, but not limited to, registration statements relating to secondary offerings of securities of the Company (including any such registration statement filed pursuant to Section 1 or 2 hereof)) (a “Piggyback Registration”), the Company will give prompt written notice to all the Holders of its intention to effect such a registration and shall, subject to Section 3(b), use all commercially reasonable efforts to include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 30 days after the receipt of the Company’s notice; provided, however, that the Company (or a Requesting Holder in the case of a registration statement filed pursuant to Section 1 or 2 hereof) may at any time withdraw or cease proceeding with any such Piggyback Registration if it (or a Requesting Holder in the case of a registration statement filed pursuant to Section 1 or 2 hereof) will at the same time withdraw or cease proceeding with the registration of all other Company securities originally proposed to be registered. The rights to Piggyback Registration may be exercised an unlimited number of occasions. Any Holder shall have the right to withdraw such Holder’s request for inclusion of such Holder’s Registrable Securities in any registration statement filed in connection with a Piggyback Registration by giving written notice to the Company of such withdrawal within five (5) Business Days prior to the anticipated effectiveness of such registration statement in connection therewith.

(b) Priority on Piggyback Registrations. If a Piggyback Registration is an underwritten offering and the Managing Underwriter advises the Company (and a Requesting Holder in the case of a registration statement filed pursuant to Section 1 or 2 hereof) in writing (with a copy to each party hereto requesting registration of Registrable Securities) that in its opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without materially and adversely affecting the marketability of such offering (the “Maximum Offering Quantity”), the Company will include in such registration securities in the following priority:

(i) first, the securities the Company proposes to sell (in the case of a Company initiated filing) or the Requesting Holder proposes to sell in the case of a registration statement filed pursuant to Section 1 or 2 hereof;

(ii) second, to the extent (and only to the extent) that the Maximum Offering Quantity exceeds the aggregate amount of Registrable Securities which are requested to be included in such registration, subject any obligation of the Company’s to first include registrable securities under the Prior Registration Rights Agreement, the Company shall include in such registration Registrable Securities requested to be included by the other Holders, and if such number exceeds the remaining Maximum Offering Quantity, the Company shall include only such other Holders’ pro rata share of the remaining Maximum Offering Quantity based on the amount of Registrable Securities beneficially owned on a fully converted basis by such other Holders; and

(iii) third, to the extent (and only to the extent) that the Maximum Offering Quantity exceeds the aggregate amount of Registrable Securities which are requested to be included in such registration, the Company shall include in such registration any other securities requested to be included in the offering; provided, that the Company shall not include in any Piggyback Registration any securities that are not Registrable Securities (other than securities the Company proposes to sell and other than as required by the Prior Registration Rights Agreement) without the prior written consent of Holders that hold a majority of the Registrable Securities to be included in the Piggyback Registration.

Notwithstanding the foregoing, in the event of a demand registration filed pursuant to a Form F-3 Demand, the Registrable Securities to be included in such registration statement shall be divided pro-rata among the Requesting Holder and all other Holders that have exercised piggyback rights pursuant to this Section 3.

(c) No Effect on Demand Registrations. No registration effected under this Section 3 shall be deemed to have been effected pursuant to Section 1 or 2 hereof or shall relieve the Company of its obligation to effect any registration upon request under Section 1 or 2 hereof.

(d) Registration Expenses. The Company will pay all Registration Expenses incurred in connection with each registration effected in accordance with this Section 3.

4. REGISTRATION PROCEDURES.

If and whenever the Company is required to effect the registration of any Registrable Securities under the Securities Act pursuant to this Agreement, the Company will use its reasonable best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method of disposition thereof. Without limiting the foregoing, the Company in each such case will:

(a) as far in advance as reasonably practical before filing a registration statement or any amendment thereto, will furnish to the holders of the Registrable Securities included in such registration statement copies of reasonably complete drafts of all such documents proposed to be filed (including exhibits), and any such holder shall have three (3) Business Days to object to any Holder Information contained therein and the Company will make the corrections reasonably requested by such Holder with respect to such information;

(b) subject to Section and paragraph (f) below, use its reasonable best efforts to prepare and file with the Commission such amendments and supplements to such registration statement and any prospectus used in connection therewith as may be necessary to maintain the effectiveness of such registration statement and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement, in accordance with the intended methods of disposition thereof, until such time (not to exceed 270 days after such registration statement shall have been declared effective)

as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition thereof;

(c) promptly notify each holder of Registrable Securities included on a registration statement (and the underwriters, if any):

(i) when such registration statement or any prospectus used in connection therewith, or any amendment or supplement thereto, has been filed and, with respect to such registration statement or any post-effective amendment thereto, when the same has become effective;

(ii) of the notification to the Company by the Commission of the issuance of any stop order suspending the effectiveness of such registration statement, or of any order preventing or suspending the use of any preliminary prospectus; and

(iii) of the receipt by the Company of any notification with respect to the suspension of the qualification or the exemption from qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction or the initiation of any proceeding for such purpose.

(d) furnish to each holder of Registrable Securities covered by such registration statement, not later than two (2) Business Days after filing with the Commission, such number of copies of the prospectus contained in such registration statement (including any summary prospectus and prospectus supplements) that has been declared effective and any other prospectus filed under Rule 424 promulgated under the Securities Act relating to such holder’s Registrable Securities as such holder may reasonably request to facilitate the disposition of its Registrable Securities;

(e) use its reasonable best efforts to register or qualify all Registrable Securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as each holder thereof may reasonably request, to keep such registration or qualification in effect for so long as such registration statement remains in effect, and to take any other action which may be reasonably necessary or advisable to enable such holder to consummate the disposition in such jurisdictions of the Registrable Securities owned by such holder, except that the Company shall not for any such purpose be required (i) to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this paragraph (e) be obligated to be so qualified, (ii) to subject itself to taxation in any such jurisdiction or (iii) to consent to general service of process in any jurisdiction unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act or applicable rules or regulations thereunder;

(f) promptly notify each holder of Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event, the existence of any condition or any information becoming known as a result of which any prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and at the request of any such holder promptly prepare and furnish to such holder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, the Company shall not be required to furnish such supplement or amendment at any time that sales of Registrable Securities are suspended under the circumstances described in Section 1(g) for as long as such sales are suspended;

(g) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission, and make available to its securityholders, as soon as reasonably practicable, an earnings statement of the Company which complies with the provisions of Rule 158 of the Securities Act;

(h) make available for inspection by any Holder and any attorney, accountant or other agent retained by any such Holder (collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the “Records”) as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors, employees and its counsel and its subsidiaries to supply all information reasonably requested by any such Inspector in connection with such registration statement; provided that nothing in this Agreement will require the waiver of any privilege or the disclosure of any information that would result in any such waiver. Records which the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential will not be disclosed by the Inspectors unless (i) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction, or (ii) the information in such Records has been made generally available to the public; provided, however, that prior notice will be provided as promptly as practicable to the Company of the potential disclosure of any information by such Inspector pursuant to clause (i) of this sentence in order to permit the Company to obtain a protective order (or to waive the provisions of this paragraph). The Company may request the Inspectors enter into a standard confidentiality agreement to this effect prior to furnishing any confidential information. The seller of Registrable Securities agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at the Company’s expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential;

(i) provide a transfer agent and a registrar for all Registrable Securities covered by such registration statement not later than the effective date of such registration statement;

(j) provide a CUSIP number for all Registrable Securities not later than the effective date on which a registration pursuant to this Agreement is effected;

(k) in the case of an Underwritten Offering, enter into an underwriting agreement and take all such other actions in connection therewith in order to expedite and facilitate the disposition of such Registrable Securities, in each case as the underwriters determine is reasonable and customary in transactions of this kind, and in connection therewith: (1) make such representations and warranties to the underwriters in form, substance and scope as are customarily made by issuers to underwriters in secondary underwritten offerings; (2) obtain opinions of counsel to the Company (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the underwriters of such Registrable Securities and shall cover the matters customarily covered in opinions requested in secondary underwritten offerings); (3) obtain “cold comfort” letters from the independent public accountants of the Company addressed to the underwriters, such letters to be in customary form and covering matters of the type customarily covered in “cold comfort” letters in connection with secondary underwritten offerings; and (4) deliver such documents and certificates as may be reasonably requested by the managing underwriters to evidence compliance with clause (1) above and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company in respect of the relevant offering; and

(l) ensure that (i) any registration statement and any amendment thereto and any prospectus forming a part thereof and any supplement thereto complies in all material respects with the Securities Act and the rules and regulations of the Commission thereunder, (ii) any registration statement and any amendment thereto, at the time each becomes effective (in either case, other than with respect to Holder Information), does not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (iii) any prospectus forming a part of any registration statement, and any supplement to such prospectus (in either case, other than with respect to Holder Information), as of the date of each, does not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

The Company may require each holder of Registrable Securities as to which any registration is being effected to, and each such holder, as a condition to including Registrable Securities in such registration, shall, furnish the Company with such information and affidavits regarding such holder and the distribution of such securities as the Company may from time to time reasonably request in writing in connection with such registration.

Each holder of Registrable Securities agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in paragraph (f), such holder will forthwith discontinue such holder’s disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until such holder’s receipt of the copies of the supplemented or amended prospectus contemplated by paragraph 4(f) and, if so directed by the Company, will deliver to the Company or destroy all copies, other than permanent file copies, then in such holder’s possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.

5. [RESERVED]

6. HOLDBACK AGREEMENTS.

If and to the extent requested by the Managing Underwriter (such request to be made at least five (5) Business Days in advance of the beginning of the holdback period), each holder of Registrable Securities agrees, to the extent permitted by law, not to effect any public sale or distribution (including a sale under Rule 144) of Registrable Securities, or securities convertible into or exchangeable or exercisable for Registrable Securities, during the 90 days after the effective date of any registration statement filed by the Company in connection with an Underwritten Offering of common shares (or securities convertible into or exercisable or exchangeable for common shares) on behalf of the Company (or for such shorter period of time as is sufficient and appropriate, in the opinion of the Managing Underwriter, in order to complete the sale and distribution of the securities included in such registration), except as part of such registration statement, whether or not such holder participates in such registration and each such holder of Registrable Securities shall sign a customary agreement with the Managing Underwriter with respect to the matters set forth above to the extent requested by the Managing Underwriter. These restrictions in this Section shall only apply to the holders of Registrable Securities in connection with any registration statement filed by the Company in connection with a primary offering of common stock on behalf of the Company and only to the extent that all other holders of Registrable Securities, executive officers of the Company, directors of the Company, all shareholders that are an Affiliate of a director of the Company and all beneficial holders of 10% or more of the Company’s outstanding common shares agree to or are bound by the same restrictions.

7. INDEMNIFICATION.

(a) Indemnification by the Company. The Company shall, to the full extent permitted by law, indemnify and hold harmless each Holder of Registrable Securities included in any registration statement filed in connection with this Agreement, its directors, officers, members, partners, trust beneficiaries and shareholders, and each other Person, if any, who controls any such Holder within the meaning of the Securities Act, against any losses, claims, damages, expenses or liabilities (as actions or proceedings in respect thereof), joint or several (together, “Losses”), to which such Holder or any such director, officer, member, partner or controlling Person may become subject under the Securities Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading and the Company will reimburse such Holder and each such director, officer, member, partner and controlling Person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending against any such Loss (or action or proceeding in respect thereof); provided, however, that the Company shall not be liable in any such case to the extent that any such Loss (or action or proceeding in respect thereof) (i) is caused by or contained in any information relating to such Holder furnished in writing to the Company by such Holder expressly for use in such registration statement, preliminary, final or summary prospectus contained therein, or any amendment or supplement thereto, (ii) is caused by such Holder’s failure to deliver a copy of the current prospectus simultaneously with or prior to such sale after the Company has furnished such Holder with a sufficient number of copies of such prospectus correcting such material misstatement or omission, or (iii) arises in respect of any offers to sell or sales made during any period when a Holder is required to discontinue sales under Sections 1(g), 4(c)(ii) or (iii) or 4(f) (and after such Holder has received notice as contemplated by any of such Sections).  Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder or any such director, officer, member, partner, trust beneficiaries, shareholders or controlling Person, and shall survive the transfer of such securities by such Holder pursuant to Section 14(g) of this Agreement.

(b) Indemnification by the Holders. Each holder of Registrable Securities which are included or are to be included in any registration statement filed in connection with this Agreement, as a condition to including Registrable Securities in such registration statement, shall, to the full extent permitted by law, severally and not jointly, indemnify and hold harmless the Company, its directors and officers, and each other Person, if any, who controls the Company within the meaning of the Securities Act, against any Losses to which the Company or any such director or officer or controlling Person may become subject under the Securities Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, if such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with information furnished or confirmed in writing by such holder of Registrable Securities to the Company; provided, however, that in no event shall any indemnity provided by a Holder under this Section 7(b) exceed the net proceeds from the offering received by such Holder. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any such director, officer, member, partner, trust beneficiaries, shareholder or controlling Person and shall survive the transfer of such securities by such Holder pursuant to Section 14(g) of this Agreement.

(c) Notices of Claims, Etc. Promptly after receipt by an Indemnified Party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding paragraph (a) or (b) of this Section 7, such Indemnified Party will, if a claim in respect thereof is to be made against an Indemnifying Party pursuant to such paragraphs, give written notice to the latter of the commencement of such action, provided that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under the preceding paragraphs of this Section, except to the extent that the Indemnifying Party is actually prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, the Indemnifying Party shall be entitled to participate in and to assume the defense thereof, jointly with any other Indemnifying Party similarly notified to the extent that it may wish, and after notice from the Indemnifying Party to such Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party shall not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation; provided that the Indemnified Party may participate in such defense at the Indemnified Party’s expense; and provided further that the Indemnified Party (or Indemnified Parties) shall have the right to employ one counsel and one local counsel to represent it (or them, collectively) if, in the reasonable judgment of the Indemnified Party or Indemnified Parties, it is advisable for it (or them) to be represented by separate counsel by reason of having legal defenses which are different from or in addition to those available to the Indemnifying Party, and in that event the reasonable fees and expenses of such counsel shall be paid by the Indemnifying Party; provided further, however, that if certain Indemnified Party (or Indemnified Parties) shall have reasonably concluded, after consultation with counsel, that there may be defenses available to it (or them) that are different from, additional to, or in conflict with those available to one or all of the Indemnified Parties such Indemnified Party (or Indemnified Parties) shall have the right to employ separately one counsel and one local counsel to represent it (or them, collectively), and in that event the reasonable fees and expenses of such one counsel, shall also be paid by the Indemnifying Party. If the Indemnifying Party is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one counsel for the Indemnified Parties with respect to such claim. No Indemnifying Party shall consent to entry of any judgment or enter into any settlement without the consent of the Indemnified Party which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigation. No Indemnifying Party shall be subject to any liability for any settlement made without its consent, which consent shall not be unreasonably withheld.

(d) Contribution. If the indemnity and reimbursement obligation provided for in any paragraph of this Section is unavailable or insufficient to hold harmless an Indemnified Party in respect of any Losses (or actions or proceedings in respect thereof) referred to therein, then the Indemnifying Party shall contribute to the amount paid or payable by the Indemnified Party as a result of such Losses (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other hand in connection with the statements or omissions which resulted in such Losses, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or the Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this paragraph were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this paragraph. The amount paid by an Indemnified Party as a result of the Losses referred to in the first sentence of this paragraph shall be deemed to include any legal and other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any Loss which is the subject of this paragraph.

No Indemnified Party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from the Indemnifying Party if the Indemnifying Party was not guilty of such fraudulent misrepresentation. No contribution shall be made by an Indemnifying Party under circumstances where such Party would not have been liable for indemnification under the fault standards of Section 7. Moreover, contribution by a Holder of Registrable Securities shall be limited in amount to the net amount of proceeds received by such Holder from the sale of such Registrable Securities pursuant to the related registration statement. The provisions of this Section 7(d) shall remain in full force and effect, regardless of the investigation made by or on behalf of the beneficiaries of this Section 7(d) and shall survive the transfer of Registrable Securities by the Holders pursuant to Section 14(g) of this Agreement.

(e) Indemnification Payments. The indemnification required by this Section 7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Losses are incurred, provided that each Indemnified Party shall repay such payments if and to the extent it shall be determined by a court of competent jurisdiction that such recipient is not entitled to such payment.

8. LISTING REQUIREMENT.

To the extent the Company then has such class of common shares listed on a U.S. national securities exchange or quoted on a U.S. national automated interdealer quotation system, the Company will use its commercially reasonable best efforts to list the common shares included in any registration statement filed pursuant to this Agreement, on such U.S. national securities exchange or to have the common shares included in a registration statement quoted on such U.S. national automated interdealer quotation system as promptly as practicable following the declaration of effectiveness of any registration statement contemplated hereby.

9. RULE 144

As long as any Holder owns Registrable Securities, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act. As long as any Holder owns Registrable Securities, if the Company is not required to file reports pursuant to Section 13(a) or 15(d) of the Exchange Act, it will prepare and furnish to the Holders and make publicly available in accordance with Rule 144(c) promulgated under the Securities Act annual financial statements, together with a discussion and analysis of such financial statements in form and substance substantially similar to those that would otherwise be required to be included in reports required by Section 13(a) or 15(d) of the Exchange Act, as well as any other information required thereby, in the time period that such filings would have been required to have been made under the Exchange Act. The Company further covenants that it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Person to sell Registrable Securities without registration under the Securities Act. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized office as to whether it has complied with such requirements.

10. OTHER REGISTRATION RIGHTS.

Other than this Agreement, that certain Amended and Restated Canadian Registration Rights Agreement dated the date hereof by and among the Company and the parties thereto, that certain Canadian registration rights agreement dated the date hereof entered into with Greywolf Capital Management LP and that certain Registration Rights Agreement by and among the company and certain parties dated as of August 22, 2005 (the “Prior Registration

Rights Agreement”), the Company represents and warrants to the Holders that there is not in effect on the date hereof any agreement by the Company pursuant to which any holders of securities of the Company have a right to cause the Company to register or qualify such securities under the Securities Act or any securities or blue sky laws of any jurisdiction. The Company agrees that, for so long as any Holder is entitled to registration rights under this Agreement, the Company shall not enter into any agreement granting registration rights with respect to the Company’s capital stock that conflicts with or impairs, or has any priority over, the registration rights granted hereby. Notwithstanding anything herein to the contrary, in no event shall any provision hereof be construed in a manner that conflicts with or impairs, or has any priority over, the registration rights granted pursuant to the Prior Registration Rights Agreement. The rights granted hereunder are subject in all respects to the rights granted pursuant to the Prior Registration Rights Agreement.

11. LIQUIDATED DAMAGES.

The Company and the Holders agree that the Holders of Registrable Securities will suffer damages if the Company fails to fulfill its obligations under Section 1 or 2 of this Agreement and that it would not be feasible to ascertain the extent of such damages with precision. Accordingly, the Company agrees to pay liquidated damages (“Liquidated Damages”) on the Registrable Securities requested to be registered either pursuant to a Demand Request or a Form F-3 Demand (collectively, “Demand Registrable Securities”) under the circumstances and to the extent set forth below (each of which shall be given independent effect; each a “Registration Default”):

(a) if the Corporation does not file, to the extent required hereunder, as applicable: (i) a Demand Registration Statement with the Commission within forty-five (45) days after the date of the delivery of the Demand Request or (ii) a Form F-3 registration statement within thirty (30) days after delivery of the Form F-3 Demand, Liquidated Damages shall accrue on the Demand Registrable Securities at a rate of 2% per annum on the Amount of Demand Registrable Securities;

(b) if the Corporation fails to keep the Demand Registration Statement or Form F-3 effective in compliance with the provisions of the Securities Act with respect to the disposition or all Demand Registrable Securities covered by such registration statement until such time (not to exceed 270 days) as all of such Demand Registrable Securities have been disposed of in accordance with the intended methods of disposition by the Holders set forth in such registration statement, Liquidated Damages shall accrue on the Demand Registrable Securities at a rate of 2% per annum on the Amount of Demand Registrable Securities;

(c) if the Demand Registration Statement is not declared effective by the Commission within ninety (90) days after the date of delivery of the Demand Request or if the Form F-3 registration statement is not declared effective by the Commission within thirty (30) days of the date of delivery of the From F-3 Demand:

(i) Liquidated Damages shall accrue on the Demand Registrable Securities at a rate of 0.5% per annum on the Amount of Demand

Registrable Securities for the thirty (30) day period following the 90th day or 30th day, as applicable, after the date of delivery of the Demand Request;

(ii) Liquidated Damages shall accrue on the Demand Registrable Securities at a rate of 1% per annum on the Amount of Demand Registrable Securities for the thirty (30) period following the 120th day or 60th day, as applicable, after the date of delivery of the Demand Request;

(iii) Liquidated Damages shall accrue on the Demand Registrable Securities at a rate of 1.5% per annum on the Amount of Demand Registrable Securities for the thirty (30) period following the 150th day or 90th day, as applicable, after the date of delivery of the Demand Request; and

(iv) Liquidated Damages shall accrue on the Demand Registrable Securities at a rate of 2% per annum on the Amount of Demand Registrable Securities for the period following the 180th day or 120th day, as applicable, after the date of delivery of the Demand Request;

provided, however, that upon cure of the circumstance giving rise to Liquidated Damages, Liquidated Damages on the Demand Registrable Securities as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue.

The Company shall notify the Holders of Demand Registrable Securities within two Business Days after each and every date on which an event occurs in respect of which Liquidated Damages is required to be paid. Any amounts of Liquidated Damages due pursuant to this Section will be payable in cash monthly on the last day of each month (each, a “Damages Payment Date”), commencing with the first such date occurring after any such Liquidated Damages commences to accrue, pro rata to the Holders with respect the Demand Registrable Securities that are the subject of the applicable Registration Default. The amount of Liquidated Damages for Demand Registrable Securities will be determined by multiplying the applicable rate of Liquidated Damages by the Amount of Demand Registrable Securities that are the subject of the applicable Registration Default outstanding on the Damages Payment Date following such Registration Default in the case of the first such payment of Liquidated Damages with respect to a Registration Default (and thereafter at the next succeeding Damages Payment Date until the cure of such Registration Default), multiplied by a fraction, the numerator of which is the number of days such Liquidated Damages rate was applicable during such period (determined on the basis of a 360-day year comprised of twelve 30-day months and, in the case of a partial month, the actual number of days elapsed), and the denominator of which is 360.

12. NOTICE AND QUESTIONNAIRE.

Each Holder wishing to sell Registrable Securities pursuant to a registration statement and related prospectus hereunder agrees to deliver at least three (3) Business Days prior to any intended distribution of Registrable Securities under such registration statement such information regarding such Holder, the Registrable Securities held by such Holder as set forth in the Notice and Questionnaire in the form attached hereto as Exhibit A (a “Notice and Questionnaire”); provided, that a Holder shall not be required to deliver such Notice and

Questionnaire prior to any such intended distribution to the extent it has previously provided a Notice and Questionnaire.

13. DEFINITIONS.

Except as otherwise specifically indicated, the following terms will have the following meanings for all purposes of this Agreement:

“Affiliate” means, with respect to any Person, (i) any other Person of which securities or other ownership interests representing more than fifty percent (50%) of the voting interests are, at the time such determination is being made, owned, Controlled or held, directly or indirectly, by such Person or (ii) any other Person which, at the time such determination is being made, is Controlling, Controlled by or under common Control with, such Person. As used herein, “Control,”, whether used as a noun or verb, refers to the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of a Person, whether through the ownership of voting securities or otherwise.

“Agreement” means this Amended and Restated Registration Rights Agreement, as the same shall be amended or modified from time to time.

“Amount of Demand Registrable Securities” means the aggregate number of Registrable Securities requested by the Holders to be registered pursuant to a Demand Registration or a Form F-3 Demand, as applicable, multiplied by the par value of the aggregate Demand Registrable Securities.

“Business Day” means a day other than Saturday, Sunday or any other day on which banks located in the State of New York are authorized or obligated to close.

“Commission” means the United States Securities and Exchange Commission, or any successor governmental agency or authority.

“Company” has the meaning ascribed to it in the preamble.

“Damages Payment Date” has the meaning ascribed to it in Section 11.

“Demand Request” has the meaning ascribed to it in Section 2(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Form F-3” means Form F-3 promulgated by the Commission under the Securities Act, or any successor or similar (including a Form F-10, if available) registration statement.

“Form F-3 Demand” has the meaning ascribed to it in Section 2(a).

“Holder” has the meaning ascribed to it in the preamble.

“Holder Information” means information furnished in writing or confirmed in writing to the Company by or on behalf of a Holder specifically for use in a registration statement filed by the Company pursuant to this Agreement.

“Indemnified Party” means a party entitled to indemnity in accordance with Section 7.

“Indemnifying Party” means a party obligated to provide indemnity in accordance with Section 7.

“Inspectors” has the meaning ascribed to it in Section 4(h).

“Liquidated Damages” has the meaning ascribed to it in Section 11.

“Losses” has the meaning ascribed to it in Section 7(a).

“Managing Underwriter” means, with respect to any Public Offering, the underwriter or underwriters managing such Public Offering.

“Maximum Offering Quantity” shall have the meaning ascribed thereto in Section 3(b) hereof.

“NASD” means the National Association of Securities Dealers, Inc.

“Non-Public Information” has the meaning ascribed to it in Section 1(b).

“Notice and Questionnaire” has the meaning ascribed to it in Section 12.

“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization, trust, union or association.

“Piggyback Registration” shall have the meaning ascribed thereto in Section 3(a) hereof.

“Public Offering” means any offering of the Company’s common shares to the public, either on behalf of the Company or any of its securityholders, pursuant to an effective registration statement under the Securities Act.

“Purchase Agreement” has the meaning ascribed to it in the preamble.

“Prior Registration Rights Agreement” has the meaning ascribed to it in Section 10.

“Records” has the meaning ascribed to it in Section 4(h).

“Registrable Securities” means (i) the Shares and (ii) any additional securities issued or issuable with respect to (i) above by virtue of any stock split, combination, stock dividend, merger, consolidation or other similar event. As to any particular Registrable Security, such security shall cease to be Registrable Securities when (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such Registrable Securities shall have been disposed of in accordance with such registration statement, (ii) they shall have been sold pursuant to Rule 144, (iii) the holding period applicable to such Registrable Security held by non-affiliates of the Company under Rule 144(k) under the Securities Act, or any successor provision, shall have expired or (iv) they shall have ceased to be outstanding.

“Registration Default” has the meaning ascribed to it in Section 11.

“Registration Expenses” means all expenses incident to the Company’s performance of or compliance with its obligations under this Agreement to effect and maintain the registration of Registrable Securities in accordance with Section 1, 2 or 3, including, without limitation, all registration, filing, securities exchange listing and NASD fees (including Nasdaq fees, if applicable), all registration, filing, qualification and other fees and expenses of complying with securities or blue sky laws (including fees of counsel retained by the holders of a majority of Registrable Securities being registered to advise the holders with respect to all of the foregoing matters, not to exceed $25,000 in respect of any one registration statement, all word processing, duplicating and printing expenses, messenger and delivery expenses, the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of any special audits or “cold comfort” letters required by or incident to such performance and compliance in connection with an underwritten offering and any fees and disbursements of underwriters customarily paid by issuers or holders of securities, but excluding underwriting discounts and commissions, brokers’ fees or fees of similar securities professionals and transfer taxes, if any, in respect of Registrable Securities, which shall be payable by each holder thereof.

“Requesting Holder” has the meaning ascribed to it in Section 1(a)(i).

“Rule 144” means Rule 144 promulgated by the Commission under the Securities Act, and any successor provision thereto.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” has the meaning ascribed to it in the preamble.

“Underwritten Offering” means a registered offering in which securities are sold to one or more underwriters on a firm commitment basis for reoffering to the public.

14. MISCELLANEOUS.

(a) Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (registered or certified mail, postage prepaid) to the parties at the following addresses or facsimile numbers:

If to Holder, to the addresses set forth on the signature pages hereof.

If to the Company, to:

SR Telecom Inc.
8150 TransCanada Highway
Montreal, Quebec
H4S 1M5
Canada
Attn: Chief Financial Officer
Telephone No.: 514-335-1210
Facsimile No.: 514-956-4405

With a copy to:

Pillsbury Winthrop Shaw Pittman LLP
1540 Broadway
New York, NY 10036
USA
Attn: Ronald A. Fleming
Telephone No.: 212-858-1143
Facsimile No.: 212-858-1500

With respect to any Holder, such notices, requests and other communications shall be sent to their respective addresses set forth on the signature pages to this Agreement or in the stock transfer records regularly maintained by the Company. All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next Business Day, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given five days after deposit with the United States Post Office (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

(b) Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof, and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(c) Amendment. This Agreement may be amended, supplemented or modified only by a written instrument (which may be executed in any number of counterparts) duly executed by or on behalf of each of the Company and Holders owning more than fifty percent (50%) of the Registrable Securities; provided, however, that any amendment or modification affecting Section 2 or Section 3 shall hereof require only the prior written consent of each of the Holders and the Company.

(d) Waiver. Subject to paragraph (e) of this Section, any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same term or condition of this Agreement on any future occasion.

(e) Consents and Waivers by Holders of Registrable Securities. Any consent of the holders of Registrable Securities pursuant to this Agreement, and any waiver by such holders of any provision of this Agreement, shall be in writing (which may be executed in any number of counterparts) and may be given or taken by Holders owning more than fifty percent (50%) of the Registrable Securities and any such consent or waiver so given or taken will be binding on all the holders of Registrable Securities; provided, however, that any amendment or modification affecting Section 2 or Section 3 hereof shall require only the prior written consent of each of the Holder and the Company.

(f) No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or assigns. It is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity under Section 7.

(g) Successors and Assigns. This Agreement is binding upon, inures to the benefit of and is enforceable by the Company and the Holders (or the Person or Persons for which a Holder is acting as fiduciary or agent, as the case may be) and their respective successors and assigns; provided, however, that this Agreement shall not inure to the benefit of or be binding upon a successor or assign unless and except to the extent such successor or assign holds Registrable Securities (or, in the case of Registrable Securities in the form of Credit Agreement Shares, such successor or assign holds the convertible term loans that are convertible into such Credit Agreement Shares) and has provided a written instrument to the Company notifying the Company of such transfer and assignment and agreeing in writing to be bound by this Agreement; provided, further, that nothing herein shall be deemed to permit any assignment, transfer or other disposition of Registrable Securities in violation of the terms hereof, the Securities Act or any securities or blue sky laws of any jurisdiction.

(h) Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(i) Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof and (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

(j) Remedies. Except as otherwise expressly provided for herein, no remedy conferred by any of the specific provisions of this Agreement is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise. The election of any one or more remedies by any party hereto shall not constitute a waiver by any such party of the right to pursue any other available remedies.

Damages in the event of breach of this Agreement by a party hereto or any other holder of Registrable Securities would be difficult, if not impossible, to ascertain, and it is therefore agreed that each such Person, in addition to and without limiting any other remedy or right it may have, will have the right to an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof and the Company and each holder of Registrable Securities, by its acquisition of such Registrable Securities, hereby waives any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude any such Person from pursuing any other rights and remedies at law or in equity which such Person may have.

(k) Governing Law. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF NEW YORK.

(l) Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

[Signatures on next page.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

SR TELECOM INC.

By:	(s) Marc Girard
Name:
Title:

[Signature Page to the Registration Rights Agreement]

B IV CAPITAL PARTNERS, L.P
By: GP Capital IV, LLC, its General Partner
By: DDJ Capital Management, LLC, Manager

By:	(s) David J. Breazzano
Name: David J. Breazzano
Title: Member

Address:

c/o DDJ Capital Management, LLC
130 Turner Street
Building 3, Suite 600
Waltham, MA 02453
Telephone: (781) 283-8511
Facsimile: (781) 419-9111
Attention: Joshua L. McCarthy

[Signature Page to the Registration Rights Agreement]

GMAM INVESTMENT FUNDS TRUST II, for the account of the Promark Alternative High Yield Bond Fund (Account No. 7M2E)

By: DDJ Capital Management, LLC, on behalf of GMAM Investment Funds Trust II, for the account of the Promark Alternative High Yield Bond Fund, in its capacity as investment manager

By:	(s) David J. Breazzano
Name: David J. Breazzano
Title: Member

Address:

c/o DDJ Capital Management, LLC
130 Turner Street
Building 3, Suite 600
Waltham, MA 02453
Telephone: (781) 283-8511
Facsimile: (781) 419-9111
Attention: Joshua L. McCarthy

[Signature Page to the Registration Rights Agreement]

GMAM INVESTMENT FUNDS TRUST II, for the account of the Promark High Yield Bond Fund (Account No. 7MWD)
By: DDJ Capital Management, LLC, on behalf of GMAM Investment Funds Trust II for the account of the Promark High Yield Bond Fund, in its capacity as investment manager

By:	(s) David J. Breazzano
Name: David J. Breazzano
Title: Member

Address:

c/o DDJ Capital Management, LLC
130 Turner Street
Building 3, Suite 600
Waltham, MA 02453
Telephone: (781) 283-8511
Facsimile: (781) 419-9111
Attention: Joshua L. McCarthy

[Signature Page to the Registration Rights Agreement]

DDJ CANADIAN HIGH YIELD FUND
By: DDJ Capital Management, LLC, its attorney-in-fact

By:	(s) David J. Breazzano
Name: David J. Breazzano
Title: Member

Address:

c/o DDJ Capital Management, LLC
130 Turner Street
Building 3, Suite 600
Waltham, MA 02453
Telephone: (781) 283-8511
Facsimile: (781) 419-9111
Attention: Joshua L. McCarthy

[Signature Page to the Registration Rights Agreement]

DDJ OCTOBER FUND ONSHORE FEEDER, LIMITED PARTNERSHIP
By: October G.P., LLC, its general partner
By: DDJ Capital Management, LLC, its Manager

By:	(s) David J. Breazzano
Name: David J. Breazzano
Title: Member

Address:

c/o DDJ Capital Management, LLC
130 Turner Street
Building 3, Suite 600
Waltham, MA 02453
Telephone: (781) 283-8511
Facsimile: (781) 419-9111
Attention: Joshua L. McCarthy

[Signature Page to the Registration Rights Agreement]

OCTOBER OS INVESTMENT SUB 2006, LTD.
By: DDJ Capital Management, LLC, in its capacity as Investment Manager

By:	(s) David J. Breazzano
Name: David J. Breazzano
Title: Member

Address:

c/o DDJ Capital Management, LLC
130 Turner Street
Building 3, Suite 600
Waltham, MA 02453
Telephone: (781) 283-8511
Facsimile: (781) 419-9111
Attention: Joshua L. McCarthy

[Signature Page to the Registration Rights Agreement]

THE OCTOBER FUND LIMITED PARTNERSHIP
By: October G.P., LLC, its General Partner
By: DDJ Capital Management, LLC, its Manager

By:	(s) David J. Breazzano
Name: David J. Breazzano
Title: Member

Address:

c/o DDJ Capital Management, LLC
130 Turner Street
Building 3, Suite 600
Waltham, MA 02453
Telephone: (781) 283-8511
Facsimile: (781) 419-9111
Attention: Joshua L. McCarthy

[Signature Page to the Registration Rights Agreement]

GREYWOLF CAPITAL MANAGEMENT L.P., on behalf of Greywolf Capital Overseas Fund and Greywolf Capital Partners II LP

By:	(s) Michelle Lynd
Name: Michelle Lynd
Title: Authorized Signatory

Address: Greywolf Capital Management LP
4 Manhattanville Road
Suite 201
Purchase, NY 10577
Phone number: 914-251-8200
Facsimile number: 914-251-8244
Attention: J. McInnis

[Signature Page to the Registration Rights Agreement]

MORGAN STANLEY & CO. INCORPORATED

By:	(s) Jeff Moskowitz
Name: Jeff Moskowitz
Title: Managing Director

Address:

750 Seventh Avenue, 9th Floor
New York, New York 10019
Telephone: (212) 762-3800
Facsimile:
Attention:

[Signature Page to the Registration Rights Agreement]

MORGAN STANLEY & CO. INCORPORATED

By:	(s) Lars Lemonius
Name: Lars Lemonius
Title: Managing Director

Address:

25 Cabot Square
London, E14 4QA
Telephone: 0207 056 0966
Facsimile: 0207 677 4608
Attention: Charlotte Denham

EXHIBIT A

NOTICE AND QUESTIONNAIRE1

1.	(a)	Full Legal Name of Selling Shareholder:

(b)	Full Legal Name of Investor (if not the same as (a) above) through which Registrable Securities Listed in Item 3 below are held:

2.	Address for Notices to Selling Shareholder:

Telephone:

Fax:

Contact Person:

3.	Beneficial Ownership of Registrable Securities:

(a)	Type and Principal Amount or number of Registrable Securities beneficially owned:

(b)	CUSIP No(s). of such Registrable Securities beneficially owned:

1 Capitalized terms not defined herein shall have the meaning ascribed to in the Amended and Restated Registration Rights Agreement, dated December 15, 2006, by and among SR Telecom Inc. and the holders identified in the signature pages.

4.	Beneficial Ownership of Other Securities of the Company Owned by the Selling Shareholder.

Except as set forth below in this Item 4, the undersigned is not the beneficial or registered owner of any securities of the Company other than the Registrable Securities listed above in Item 3.

(a)	Type and Amount of Other Securities beneficially owned by the Selling Shareholder:

(b)	CUSIP No(s). of such Other Securities beneficially owned:

5.	Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of more than 5% of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

6.    Broker-Dealers and their Affiliates

(a) Is the Selling Shareholder a broker-dealer or an affiliate of a broker-dealer:

Yes ____  No ____

If so, please answer the remaining question in this section.

(i)
Please advise whether the Registrable Securities were received by the Selling Shareholder as compensation for investment banking services or as investment shares, and if so please describe the circumstances.

Note that in general we may be required to identify any registered broker-dealer as an  underwriter in the prospectus.

(ii)
Except as set forth below, if the Selling Shareholder is a registered broker-dealer, the Selling Shareholder does not plan to make a market in the Registrable Securities. If the Selling Shareholder plans to make a market in the Registrable Securities, please indicate whether the Selling Shareholder plans to use the prospectus relating to the Registrable Securities as a market-making prospectus.

(b)	Affiliation with Broker-Dealers

                            Is the Selling Shareholder an affiliate2  of a registered broker-dealer?

Yes ____  No ____

If so, please answer the remaining question in this section.

(i)	Please describe the affiliation between the Selling Shareholder and any registered broker-dealer.

(ii)	If the Registrable Securities were purchased by the Selling Shareholder other than in the ordinary course of business, please describe the circumstances.

(iii)
Please advise whether the Registrable Securities were received by the Selling Shareholder as compensation for investment banking services or as investment shares, and if so please describe the circumstances.

(iv)
If the Selling Shareholder, at the time of its purchase of Registrable Securities, had any agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities, please describe such agreements or undertakings.

Note that if the Selling Shareholder is an affiliate of a broker-dealer and did not  purchase its Registrable Securities in the ordinary course of business or at the time of the purchase had any agreements or understandings, directly or indirectly, to distribute the securities, we may be required to identify the Selling Shareholder as an underwriter in the prospectus.

2 An "affiliate" of a specified person or entity means a person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person or entity specified. For purposes of this definition, "control", refers to the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of a person, whether through the ownership of voting securities or otherwise.

(c) Beneficial Ownership by Natural Persons:

If the Selling Shareholder is an entity, does any natural person have voting or investing power over the Registrable Securities held by the Selling Shareholder?3

If so, please state the person's or persons' name(s):

7.        Beneficial Ownership by Natural Persons or by a Board or Committee

Is the Selling Shareholder a reporting entity with the Securities and Exchange Commission?

If the Selling Shareholder is a majority owned subsidiary of a reporting entity, identify the majority stockholder that is a reporting entity.

Yes ____  No ____

If No, please answer the remaining questions in this section.

(i)	Please name the natural person or person(s) having voting and/or investment control over the Selling Shareholder.[4]

(ii)	If the voting and/or investment control over the Selling Shareholder is held by board or committee, please state the name of the natural person or person(s) on such board or committee.

3 Please answer "Yes" if any natural person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (a) voting power which includes the power to vote, or to direct the voting of, such security; and/or, (b) investment power which includes the power to dispose, or to direct the disposition of, the Registrable Securities held by the Selling Shareholder.

4 Please include any natural person that, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (a) voting power which includes the power to vote, or to direct the voting of, such security; and/or, (b) investment power which includes the power to dispose, or to direct the disposition of, the Registrable Securities held by the Selling Shareholder.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Dated:	Beneficial Owner:
By:
Name:
Title:

PLEASE RETURN THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE TO SR TELECOM INC.

SR Telecom Inc.
8150 Trans-Canada Hwy Montreal, QC H45 1M5 Canada
Telephone: 514-335-1210
Attention: [______________]